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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

WILD OATS MARKETS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
96808B107
(CUSIP Number)
Robert P. Bermingham
The Yucaipa Companies LLC
9130 W. Sunset Boulevard
Los Angeles, California 90069
(310) 789-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 1, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 14 Pages

CUSIP No.	96808B107	Page	2	of	14

1	NAMES OF REPORTING PERSONS: Ronald W. Burkle

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,320,600 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,320,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,320,600 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	96808B107	Page	3	of	14

1	NAMES OF REPORTING PERSONS: Yucaipa American Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. No. 30-0013506

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,320,600 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,320,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,320,600 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	96808B107	Page	4	of	14

1	NAMES OF REPORTING PERSONS: Yucaipa American Funds, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. No. 30-0013485

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,320,600 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,320,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,320,600 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	96808B107	Page	5	of	14

1	NAMES OF REPORTING PERSONS: Yucaipa American Alliance Fund I, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. No. 04-3626977

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,320,600 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

4,320,600 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,320,600 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	96808B107	Page	6	of	14

1	NAMES OF REPORTING PERSONS: Yucaipa American Alliance Fund I, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. No. 04-3626968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,540,065 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,540,065 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,540,065 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,540,065 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,540,065 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	96808B107	Page	7	of	14

1	NAMES OF REPORTING PERSONS: Yucaipa American Alliance (Parallel) Fund I, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tax I.D. No. 61-1484225

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,780,535 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,780,535 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,780,535 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,780,535 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,780,535 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

Item 1.	Security and Issuer.
          This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on March 23, 2005 and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Wild Oats Markets, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3375 Mitchell Lane, Boulder, Colorado 80301.
          Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Security and Issuer.
          Item 2(a) of the Schedule 13D is amended and restated in its entirety as follows:
     (a) This statement is being filed jointly by (i) Ronald W. Burkle, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iii) Yucaipa American Alliance Fund I, LLC, a Delaware limited liability company (“YAAF LLC”), (iv) Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF”) and (v) Yucaipa American Alliance (Parallel) Fund I, LP (“YAAF Parallel”) and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF LLC and YAAF, the “Reporting Persons”). Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF LLC, which, in turn, is the general partner of each of YAAF and YAAF Parallel.

Item 3.	Source and Amount of Funds or Other Consideration.
          Item 3 of the Schedule 13D is amended and restated in its entirety as follows:
          The total amount of funds required by YAAF and YAAF Parallel to acquire the shares reported in Item 5 was approximately $41,380,753, net of commissions. Approximately $10.5 million of such funds were provided by working capital and the remaining $30.9 million of such funds were drawn from YAAF’s and YAAF Parallel’s existing working capital credit facility. Amounts drawn from this facility have been or will be repaid with equity capital.

Item 4.	Purpose of the Transaction.
          The Reporting Persons have acquired the shares reported in Item 5 in open market transactions since February 25, 2005 because, in their opinion, such shares were undervalued by the market at the time they were acquired.
          The Reporting Persons continue to believe that the Company has substantial opportunities for future growth as developments in the supermarket and general retail sectors have continued to create attractive opportunities for the Company to acquire new stores and expand into new geographic locations.

          The Reporting Persons currently hold their shares of Common Stock for investment purposes. However, the Reporting Persons intend to closely monitor the Company’s performance and may modify their plans in the future. In their capacities as shareholders, the Reporting Persons have contacted members of the Company’s board of directors to discuss shareholder concerns and may contact the Company’s board or management again from time to time to discuss such concerns. In addition, depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company and its competitors and opportunities that may be available to the Company, the Reporting Persons may engage in discussions or negotiations with other persons or entities regarding potential strategic transactions involving the Company and other supermarket and retail companies. Such discussions, negotiations or transactions could involve or pertain to one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Company.
          Although the Reporting Persons do not have any current plans other than those outlined in the previous paragraph, the Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests. Depending on their evaluation of the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, including the potential dilutive effects to the Reporting Persons of the Company’s Stockholders Rights Plan, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including:
•	the acquisition of additional shares of Common Stock or other securities of the Company, in the open market, through privately negotiated transactions with third parties or otherwise;

•	the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by the Reporting Persons;

•	encouraging, soliciting or voting its shares of Common Stock to approve an extraordinary transaction, such as merger or consolidation of the Company with one or more third parties or with one of the Reporting Persons or their affiliates;

•	encouraging, soliciting or voting to approve the sale of a material amount of the Company’s or its subsidiaries’ assets;

•	encouraging, soliciting or voting to approve changes to the composition or size of the Board or the terms to be served by directors, or nominating or approving persons to fill existing vacancies on the Board, or changes to the Company’s management;
•	encouraging, soliciting or voting to approve issuances, redemptions or repurchases of Company securities, or stock or cash dividends, or stock splits or reverse stock splits, or other changes to the present capitalization and dividend policies of the Company;

•	encouraging, soliciting or voting to approve changes to the Company’s business or corporate structure;

•	encouraging, soliciting or voting to approve changes to the Company’s charter or bylaws, including changes which may impede or facilitate the acquisition of control of the Company by any person;

•	encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company that may be quoted on the Nasdaq National Market or any other inter-dealer quotation system or listed on any national securities exchange, to no longer be authorized to be quoted on the Nasdaq National Market or any other inter-dealer quotation system or to be delisted from any national securities exchange, or for the registration of any such securities under the federal securities laws to be terminated; or

•	encouraging, soliciting or voting to approve other actions similar to those set forth above or as otherwise contemplated by paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.
          Without limiting the foregoing, in light of the potential dilutive effect to the Reporting Persons of the Company’s Stockholders Rights Plan, absent intervening sales of Common Stock by the Reporting Persons or additional issuances of Common Stock by the Company, the Reporting Persons would not anticipate acquiring additional shares of Common Stock unless the Company’s board of directors had amended the Stockholders Rights Plan to waive, in whole or in part, its applicability to the Reporting Persons and their affiliates.

Item 5.	Interest in Securities of the Issuer.
     Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:
     (a) As reported by the Reporting Persons in their initial Schedule 13D, YAAF was the direct beneficial owner of all of the Common Stock then owned by the Reporting Persons. On or around March 4, 2005 and on dates thereafter coinciding with acquisitions of Common Stock from March 15, 2005 through March 23, 2005, in connection with the creation of YAAF Parallel as a parallel fund to YAAF, YAAF LLC transferred 1,078,005 of the 2,616,100 shares of Common Stock then owned by YAAF to YAAF Parallel. Subsequently, YAAF and YAAF Parallel have acquired additional shares of Common Stock as described in more detail below in Item 5(c). As of the date of this Amendment No. 1, YAAF is the direct beneficial owner of 2,540,065 shares of the Common Stock owned by the Reporting Persons, and YAAF Parallel is the direct beneficial owner of the remaining 1,780,535 shares of Common Stock owned by the Reporting Persons. Collectively, such 4,320,600 shares represent approximately 14.9% of the Company’s outstanding Common Stock, based upon the 29,032,639 shares of Common Stock outstanding as of November 7, 2005, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2005. By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by YAAF and YAAF Parallel. Mr. Burkle disclaims any such ownership (except to the extent of his pecuniary interest therein), and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.
          Item 5(c) of the Schedule 13D is amended and restated in its entirety as follows:
     (c) The tables below set forth purchases of the shares of the Company’s Common Stock by the Reporting Persons during the last 60 days. All of such purchases were effected by YAAF or YAAF Parallel, as indicated, in broker transactions on the Nasdaq National Market.
Transactions Effected by YAAF

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)

December 16, 2005	58,790	$12.0740
December 19, 2005	92,888	$12.3708
February 1, 2006	385,954	$12.1127
February 2, 2006	131,101	$12.7800
February 3, 2006	333,337	$13.5179
Transactions Effected by YAAF Parallel

		Approximate Price
		Per Share ($)
Date	Amount of Shares	(net of commissions)

December 16, 2005	41,210	$12.0740
December 19, 2005	65,112	$12.3708
February 1, 2006	270,546	$12.1127
February 2, 2006	91,899	$12.7800
February 3, 2006	233,663	$13.5179

Item 6.	Material Exhibits to be Filed.

Exhibit 2	Amended and Restated Joint Filing Agreement

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 3, 2006	RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle

Dated: February 3, 2006	YUCAIPA AMERICAN MANAGEMENT, LLC

	By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle
Its: Managing Member

Dated: February 3, 2006	YUCAIPA AMERICAN FUNDS, LLC

	By:	Yucaipa American Management, LLC
	Its:	Managing Member

		By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle
Its: Managing Member

Dated: February 3, 2006	YUCAIPA AMERICAN ALLIANCE FUND I, LLC

	By:	Yucaipa American Funds, LLC
	Its:	Managing Member
		By:	Yucaipa American Management, LLC
		Its:	Managing Member

			By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

Dated: February 3, 2006	YUCAIPA AMERICAN ALLIANCE FUND I, LP

	By:	Yucaipa American Alliance Fund I, LLC
	Its:	General Partner

		By:	Yucaipa American Funds, LLC
		Its:	Managing Member

			By:	Yucaipa American Management, LLC
			Its:	Managing Member

				By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

Dated: February 3, 2006	YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND I, LP

	By:	Yucaipa American Alliance Fund I, LLC
	Its:	General Partner

		By:	Yucaipa American Funds, LLC
		Its:	Managing Member

			By:	Yucaipa American Management, LLC
			Its:	Managing Member

				By:	/s/ Ronald W. Burkle

Name: Ronald W. Burkle Its: Managing Member

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated as of March 22, 2005.[1]

Exhibit 2	Amended and Restated Joint Filing Agreement dated as of February 3, 2006

[1]	Previously filed with the Schedule 13D on March 23, 2005.